UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: October 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(UNDER JUDICIAL MANAGEMENT)

(Exact Name of registrant as specified in its charter)

6 Shenton Way, #33-00,

Oue Downtown

Singapore 068809

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Receipt of Delisting Notice from Nasdaq

Singapore – October 1, 2026: As disclosed in the Form 6-K of Maxeon Solar Technologies, Ltd. (Under Judicial Management) (“Maxeon” or the “Company”) dated April 27, 2026, the staff of The Nasdaq Stock Market LLC’s (“Nasdaq”) Listing Qualifications department (the “Staff”) has determined that the Company’s securities will be delisted from The Nasdaq Global Market. As disclosed in the Form 6-K of the Company dated June 2, 2026 (the “June 2 Form 6-K”), the Company’s securities were suspended at the open of business on May 1, 2026 and moved to the over-the-counter market. The June 2 Form 6-K also disclosed that the Company had received a further written notice from Nasdaq that the Staff has determined certain additional and separate bases for delisting the Company’s securities from The Nasdaq Global Market.

On September 17, 2026, Nasdaq announced its decision to delist the ordinary shares of the Company. Nasdaq will file a Form 25 Notification of Delisting with the Securities Exchange Commission to complete the delisting.

The delisting is expected to become effective ten days after the Form 25 is filed.

Incorporation by Reference

The information contained in this report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s registration statements on (i) Form F-3 (File No. 333-268309), (ii) Form S-8, as amended (File No. 333-241709), (iii) Form S-8, as amended (File No. 333-277501), (iv) Form S-8 (File No. 333-283187), and (v) Form S-8 (File No. 333-290336), each filed with the Securities and Exchange Commission (the “SEC”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

October 1, 2026	By:	/s/ Tan Wei Cheong
Tan Wei Cheong
Joint and Several Judicial Manager

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